   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 1996.
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                METROCALL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            4812                           54-1215634
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                            ------------------------
                             6677 RICHMOND HIGHWAY
                           ALEXANDRIA, VIRGINIA 22306
                                 (703) 660-6677
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            WILLIAM L. COLLINS, III
                            CHIEF EXECUTIVE OFFICER
                                METROCALL, INC.
                             6677 RICHMOND HIGHWAY
                           ALEXANDRIA, VIRGINIA 22306
                                 (703) 660-6677
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                With a copy to:
                             GEORGE P. STAMAS, ESQ.
                           WILMER, CUTLER & PICKERING
                              2445 M STREET, N.W.
                             WASHINGTON, D.C. 20037
                                 (202) 663-6000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------


                                         CALCULATION OF REGISTRATION FEE
======================================================================================================================
                                                             PROPOSED MAXIMUM    PROPOSED MAXIMUM
           TITLE OF SECURITIES              AMOUNT TO BE      OFFERING PRICE    AGGREGATE OFFERING      AMOUNT OF
             TO BE REGISTERED                REGISTERED         PER SHARE             PRICE         REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share...     2,915,254        $4.188(1)          $12,209,084           $3,700
======================================================================================================================

(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee, based upon the average of the high and low prices per share of Metrocall, Inc. common stock, par value $.01 per share, on December 27, 1996, as reported on the Nasdaq Stock Market's National Market.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                METROCALL, INC.

                         2,915,254 SHARES COMMON STOCK

                            ------------------------

     This Prospectus relates to the resale of up to an aggregate of 2,915,254 shares of common stock, $.01 par value per share (the "Common Stock") of Metrocall, Inc. ("Metrocall" or the "Company"). The Shares are issuable upon exercise of an aggregate of 159,600 warrants (the "Warrants") issued to SunAmerica, Inc. ("SunAmerica"), John Hancock Mutual Life Insurance Company ("Hancock") and UBS Capital LLC ("UBS," and with SunAmerica and Hancock, the "Selling Stockholders"). Each Warrant is exercisable for 18.266 shares of the Company's Common Stock, at an exercise price of $7.40 per share of Common Stock. The shares may be sold from time to time after exercise of the Warrants by the Selling Stockholders in privately negotiated transactions, in brokers' transactions, to market makers or in block placements, at market prices prevailing at the time of sale or at prices otherwise negotiated. See "Selling Stockholders" and "Plan of Distribution."

     The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders, but will receive proceeds of $7.40 per share upon exercise of Warrants by Selling Stockholders. The Company has agreed to bear the expenses incurred in connection with the registration of the shares offered by this Prospectus. The Selling Stockholders will pay or assume brokerage commissions or similar charges incurred in the sale of the shares offered by this Prospectus.

     The Company's Common Stock is traded on the Nasdaq National Market ("NNM") under the symbol "MCLL." On December 27, 1996, the last reported sale price of the Common Stock was $4.125 per share, as reported by the NNM.

                            ------------------------

THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROSPECTUS HAVE NOT BEEN APPROVED
 OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
  COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     SEE "RISK FACTORS," BEGINNING ON PAGE 4, FOR INFORMATION THAT SHOULD BE CONSIDERED REGARDING THE SECURITIES OFFERED HEREBY.

                            ------------------------

               The date of this Prospectus is December   , 1996.

                             AVAILABLE INFORMATION

     Metrocall is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information may be inspected and copied at the offices of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission in Chicago, Illinois at Northwestern Atrium Center, 500 W. Madison, Suite 1400, Chicago, Illinois 60661 and in New York, New York at 7 World Trade Center, Suite 1300, New York, New York 10048. Such information may also be accessed on the internet at http://www.sec.gov. Copies of such materials may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     Metrocall has filed with the Commission a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), on Form S-3 with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement, or other document referred to are not necessarily complete; with respect to each such contract, agreement, or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed as part thereof, are available for inspection and copying at the Commission's offices as described above.

                            ------------------------

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     Metrocall incorporates herein by reference the following documents filed by it with the Commission (File No. 0-21924) pursuant to the Exchange Act: (i) its Annual Report on Form 10-K for the year ended December 31, 1995; (ii) its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1996, as amended; (iii) the financial statements of Parkway Paging, Inc. and Satellite Paging and Message Network contained in its Current Report on Form 8-K filed on September 13, 1996 and amended on October 1, 1996;
(iv) its Current Report on Form 8-K filed on November 7, 1996; (v) its Current Report on Form 8-K filed on November 15, 1996; and (vi) its Current Report on Form 8-K filed on November 21, 1996.

     All documents filed by Metrocall pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares offered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any subsequently filed document that is deemed to be incorporated herein modifies or supersedes any such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. METROCALL HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS REFERRED TO ABOVE THAT HAVE BEEN OR MAY BE INCORPORATED INTO THIS PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). DOCUMENTS ARE AVAILABLE UPON REQUEST FROM METROCALL, INC., 6677 RICHMOND HIGHWAY, ALEXANDRIA, VIRGINIA 22306, ATTENTION: SHIRLEY B. WHITE, ASSISTANT SECRETARY, TELEPHONE NUMBER 703-660-6677.

                                  THE COMPANY

     Metrocall had 1,405,933 pagers in service at September 30, 1996, providing local, regional and nationwide paging and other wireless messaging services. Metrocall currently operates regional and nationwide paging networks throughout the United States and has historically concentrated its selling efforts in six operating regions: (i) the Northeast (Massachusetts through Delaware); (ii) the Mid-Atlantic (Maryland and the Washington, D.C. metropolitan area); (iii) the Southeast (Virginia and Florida); (iv) the Southwest (primarily Texas) and (v) the West (California, Nevada and Arizona). Through the Metrocall Nationwide Wireless Network, Metrocall can provide paging services in all 50 states and approximately 1,000 U.S. cities which include the top 100 Standard Metropolitan Statistical Areas.

     On November 15, 1996, A+ Network, Inc. merged into Metrocall adding approximately 660,000 subscribers. In addition, Metrocall has an agreement to acquire the assets of Page America Group, Inc. ("Page America"), which has an estimated 220,000 subscribers. On a combined basis (pro forma for acquisition of the Page America assets), Metrocall would service a total subscriber base consisting of approximately 2.3 million units in service, and would constitute the fifth largest paging company in the United States. Metrocall was organized as a Delaware corporation in October 1982. Metrocall Common Stock is traded on the Nasdaq National Market under the symbol "MCLL." Metrocall's principal executive offices are located at 6677 Richmond Highway, Alexandria, Virginia 22306 and its telephone number is (703) 660-6677.

                                  RISK FACTORS

     In evaluating an investment in the Common Stock, prospective purchasers should carefully consider the following factors as well as the other matters discussed in this Prospectus.

SUBSTANTIAL INDEBTEDNESS

     As of November 30, 1996, Metrocall had incurred approximately $327 million in indebtedness consisting of bank loans, senior subordinated notes, mortgage indebtedness and capital leases, and expects to incur additional indebtedness as a result of its pending acquisition of the assets of Page America (the "Page America Acquisition"). See "Recent Developments -- Recent and Pending Transactions". Metrocall has a credit facility (the "New Credit Facility") in the principal amount of $350 million (of which $169.9 million was drawn as of November 30, 1996 and is included in the incurred indebtedness described above) subject to the limitations described below, and intends to use funds available under this facility to fund the Page America Acquisition. The Company also has issued and outstanding $39.9 million stated value of Series A Convertible Preferred Stock (the "Series A Preferred Stock") the terms of which will require the Company to pay dividends, in cash or additional shares of Series A Preferred Stock, at the rate of 14% per year. Metrocall is required to redeem all outstanding shares of Series A Preferred Stock (including dividend shares) in November 2008 unless the holders have previously converted such shares to Common Stock. The Company also expects to incur additional indebtedness (in the form of draws on the New Credit Facility or otherwise) to meet working capital needs, in connection with future acquisitions, or for other purposes. However, the ability to incur additional indebtedness (including draws on the New Credit Facility) is subject to certain limitations in the agreements relating to existing indebtedness and the terms of the Series A Preferred Stock. As a result of these limitations, as of December 27, 1996 Metrocall was only able to incur approximately $20 million of additional indebtedness based on its pro forma operating results through September 30, 1996. Moreover, the ability of the Company to meet its debt service and other obligations (including compliance with financial covenants) will be dependent upon the future performance of the Company and its cash flows from operations, which will be subject to financial, business and other factors, certain of which are beyond its control, such as prevailing economic conditions. No assurance can be given that, in the event the Company were to require additional financing, such additional financing would be available on terms permitted by agreements relating to existing indebtedness or otherwise satisfactory to the Company.

CHALLENGES OF BUSINESS INTEGRATION

     Metrocall has implemented a strategy of acquiring other paging companies and has recently completed a number of such acquisitions. The process of integrating acquired businesses into the Company's operations may result in unforeseen difficulties and may require a disproportionate amount of management's attention and the Company's resources.

     No assurance can be given that additional suitable acquisition candidates can be identified, financed and purchased on acceptable terms, or that future acquisitions, if completed, will be successful. Metrocall also intends to continue to pursue internal growth through expansion of its paging operations. The Company's continued internal growth will depend, in part, upon its ability to attract and retain skilled employees, and the ability of the Company's officers and key employees to manage successfully rapid growth and to implement appropriate management information systems and controls. If the Company were unable to attract and retain skilled employees, manage successfully rapid growth and/or implement appropriate systems and controls, the Company's operations could be adversely affected.

     The paging industry has recently undergone significant consolidation as various participants have sought to accomplish growth strategies similar to those of Metrocall. Metrocall is not currently engaged in any negotiations with respect to a business combination involving the acquisition of Metrocall and intends to continue to pursue its own business strategy. Unsolicited proposals to acquire the Company could cause a distraction of management of the Company and impede the Company's ability to accomplish its strategic goals and objectives and could cause significant volatility in the price of the Common Stock.

POSSIBLE IMPACT OF COMPETITION AND TECHNOLOGICAL CHANGE

     The Company faces competition from other paging companies in all markets in which it operates. The wireless communications industry is a highly competitive industry, with price being the primary means of differentiation among providers of numeric messaging services (which account for a substantial majority of the Company's current revenues). Companies in the industry also compete on the basis of coverage area, enhanced services, transmission quality, system reliability and customer service. Certain of the Company's competitors, which include regional and national paging companies, possess greater financial, technical, marketing and other resources than the Company. In addition, other entities offering wireless two-way communications technology, including cellular telephone and specialized mobile radio services, also compete with the paging services the Company provides. There can be no assurance that additional competitors will not enter markets served by the Company or that the Company will be able to compete successfully. In this regard, certain long distance carriers have begun to market paging services jointly with other telecommunications services.

     The wireless communications industry is characterized by rapid technological change. Future technological advances in the wireless communications industry could create new services or products competitive with the paging and wireless messaging services provided or to be developed by the Company. Recent and proposed regulatory changes by the FCC are aimed at encouraging such new services and products.

     In particular, in 1994, the FCC began auctioning licenses for new personal communications services ("PCS"). The FCC's rules also provide for the private use of PCS spectrum on an unlicensed basis. PCS will involve a network of small, low-powered transceivers placed throughout a neighborhood, business complex, community or metropolitan area to provide customers with mobile voice and data communications. There are two types of PCS, narrowband and broadband. Narrowband PCS is expected to provide enhanced or advanced paging and messaging capabilities, such as "acknowledgment paging" or "talk-back" paging. Broadband PCS is expected to provide new types of communications devices that will include multi-functional portable phones and imaging devices, which may also have paging and messaging capabilities. PCS systems may compete directly and indirectly with Metrocall.

     Moreover, changes in technology could lower the cost of competitive services and products to a level where the Company's services and products would become less competitive or to where the Company would be required to reduce the prices of its services and products. There can be no assurance that the Company will be able to develop or introduce new services and products to remain competitive or that the Company will not be adversely affected in the event of such technological developments.

     Technological change also may affect the value of the pagers owned by the Company and leased to its subscribers. If the Company's subscribers requested more technologically advanced pagers, the Company could incur additional inventory costs and capital expenditures if it were required to replace pagers leased to its subscribers within a short period of time.

HISTORY OF NET LOSSES

     Metrocall sustained net losses of $2.2 million, $2.4 million and $20.1 million for the years ended December 31, 1993, 1994 and 1995, respectively, and a loss of $33.0 million for the nine months ended September 30, 1996. No assurance can be given that losses can be reversed in the future. In addition, at September 30, 1996, Metrocall's accumulated deficit was $79.9 million and Metrocall had a deficit in working capital of $12.7 million. Metrocall's business requires substantial funds for capital expenditures and acquisitions that result in significant depreciation and amortization charges. Additionally, substantial levels of borrowing, which will result in significant interest expense, are expected to be outstanding in the foreseeable future. Accordingly, net losses are expected to continue to be incurred in the future. There can be no assurance that the Company will be able to operate profitably at any time in the future.

SUBSCRIBER TURNOVER

     The results of operations of paging service providers, such as Metrocall, can be significantly affected by subscriber cancellations and by subscribers who switch their service to other carriers. In order to realize net growth in subscribers, disconnected subscribers must be replaced and new subscribers must be added. The sales and marketing costs associated with attracting new subscribers are substantial relative to the costs of providing service to existing customers. Because Metrocall's business is characterized by high fixed costs, disconnections directly and adversely affect operating cash flow. An increase in its subscriber cancellation rate may adversely affect the Company's results of operations.

POTENTIAL FOR CHANGE IN REGULATORY ENVIRONMENT

     The Company's paging operations are subject to regulation by the FCC and, to a lesser extent, by various state regulatory agencies. There can be no assurance that those agencies will not adopt regulations or take actions that would have a material adverse effect on the business of the Company. Changes in regulation of the Company's paging business or the allocation of radio spectrum for services that compete with the Company's business could adversely affect the Company's results of operations. For example, the FCC is currently engaged in a rule making proceeding whereby it proposes to issue paging licenses on a wide-area basis by competitive bidding (i.e., auctions). Although Metrocall believes that the proposed rule changes may simplify the Company's regulatory compliance burdens, particularly regarding adding or relocating transmitter sites, those rule changes may also increase the Company's costs of obtaining paging licenses.

NO ANTICIPATED STOCKHOLDER DISTRIBUTIONS

     It is not anticipated that the Company will pay cash dividends in the foreseeable future. Certain covenants in the Company's bank credit agreement limit the payment of dividends on preferred stock, and the bank credit agreement and the terms of the Series A Preferred Stock prohibit the payment of dividends on common stock.

RELIANCE ON KEY PERSONNEL

     Metrocall is dependent upon the efforts and abilities of a number of its current key management, sales, support and technical personnel. The success of the Company will depend to a large extent upon its ability to retain and continue to attract key employees. The loss of certain of these employees or the Company's inability to retain or attract key employees in the future could have an adverse effect upon the Company's operations.

POSSIBLE VOLATILITY OF STOCK PRICE; SHARES ELIGIBLE FOR FUTURE SALE

     Since the Metrocall Common Stock became publicly traded in July 1993, the closing price has ranged from a low of $3.81 per share to a high of $29 per share. On December 27, 1996, the closing price of Metrocall Common Stock was $4.125, which was less than the book value per share on September 30, 1996 of approximately $8.24. The market price of the Metrocall Common Stock may be volatile due to, among other things, technological innovations affecting the paging industry, the Company's acquisition strategy and the shares being registered pursuant to this and other registration statements. In addition, Metrocall currently has effective registration statements with respect to approximately 8.7 million shares of Metrocall Common Stock held by certain stockholders of Metrocall in addition to the 2,915,254 shares registered by the registration statement of which this Prospectus is a part. Metrocall also expects to issue additional shares of Metrocall Common Stock in connection with the Page America Acquisition, with the amount of such shares depending on purchase price adjustments under the acquisition agreement and the market price of Metrocall Common Stock at the time of the purchase. Based on third quarter results of Page America and assuming a price of $5 per share for Metrocall Common Stock, the number of additional shares would be approximately 1.3 million shares. There can be no assurance that any action taken by holders of these shares or other stockholders would not have an adverse effect on the market price of the Metrocall Common Stock.

CONCENTRATION OF OWNERSHIP

     The Company's executive officers, directors and their affiliates together beneficially own 36.9% of the outstanding shares of Metrocall Common Stock. As a result, such persons, if they act together, may have the ability to substantially influence the Company's direction and to determine the outcome of corporate actions requiring stockholder approval. In addition, the Selling Stockholders, as holders of Preferred Shares, together have the ability to appoint two directors. This concentration of ownership may have the effect of delaying or preventing a change of control of the Company.

ANTI-TAKEOVER AND OTHER PROVISIONS

     The Company's Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and Fourth Amended and Restated Bylaws (the "Bylaws") include provisions that could operate to delay, defer or prevent a change of control in the event of certain transactions such as a tender offer, merger, or sale or transfer of substantially all of the Company's assets. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Board of Directors of the Company. In addition, the New Credit Facility, an indenture relating to notes issued by Metrocall and the terms of the Series A Preferred Stock each include certain covenants limiting the ability of the Company to engage in certain mergers and consolidations or transactions involving a change of control of the Company.

     The Certificate of Incorporation authorizes the Board of Directors, when considering a tender offer, merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. In addition, the Certificate of Incorporation will generally prohibit the Company from purchasing any shares of the Company's capital stock from any person, entity or group that beneficially owns five percent or more of the Company's capital stock at a price exceeding the average closing price for the 20 business days prior to the purchase date, unless a majority of the Company's disinterested stockholders approve the transaction, or as may be necessary to protect the Company's regulatory licenses.

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended ("Section 203"). Under Section 203, a resident domestic corporation may not engage in a business combination with a person who owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock (an "interested stockholder") for a period of three years after the date such person became an interested stockholder, unless (i) prior to such date the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced, or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized by the affirmative vote of holders of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

FORWARD-LOOKING STATEMENTS

     This Prospectus (including documents incorporated by reference) contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Discussions containing such forward-looking statements may be found in the material set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations in the documents incorporated by reference as well as within the Prospectus and documents incorporated by reference generally. In addition, when used in this Prospectus and documents incorporated by reference, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in the forward-looking statements as a result of the risk factors set forth above and the matters set forth in the Prospectus and documents incorporated by reference generally. Metrocall undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

                              RECENT DEVELOPMENTS

RECENT AND PENDING TRANSACTIONS

     Reflected below is a summary of transactions by Metrocall that were recently completed or are currently subject to binding agreements. Consummation of the pending transaction is subject to a number of conditions including, but not limited to, receipt of all necessary regulatory approvals and there can be no assurance that the pending acquisition will be completed or, if completed, that it will be completed on the terms described below.

  A+ Network, Inc.

     On May 16, 1996, Metrocall entered into an Agreement and Plan of Merger (the "Merger Agreement") with A+ Network. Pursuant to the terms of the Merger Agreement, Metrocall purchased 2,140,526 shares of A+ Network Common Stock pursuant to a tender offer dated May 22, 1996 to the holders of such shares and Metrocall purchased 2,210,217 additional shares of A+ Network Common Stock for certain shareholders of A+ Network pursuant to a Shareholders' Option and Sale Agreement dated May 16, 1996 among Metrocall and certain shareholders of A+ Network named therein. The 4,350,743 shares were acquired for an aggregate consideration of $91.8 million. On November 15, 1996, A+ Network was merged with and into Metrocall (the "A+ Network Merger"). Each share of common stock, par value $.01 per share, of A+ Network outstanding immediately prior to consummation of the A+ Network Merger (other than shares of such common stock held by Metrocall or any of its subsidiaries, which were canceled) was converted into the right to receive: (i) 1.17877 shares of Metrocall Common Stock, (ii) the same number of Variable Common Rights ("VCRs"), plus (iii) cash in respect of fractional shares of Metrocall Common Stock and VCRs, if any. Each VCR entitles the holder to receive the amount, not to exceed $5.00 per VCR (unless increased as described below), by which the market value of the Metrocall Common Stock determined as of November 15, 1997, the first anniversary of the effective time (the "Effective Time") of the A+ Network Merger (the "Maturity Date"), is less than the "Target Price" of $21.10 per share, adjusted downward, but not upward, based on changes in an index composed of average closing bid prices of three other companies in the paging industry. If Metrocall extends the Maturity Date by one year (the "Extended Maturity Date"), the Target Price will increase to $25.10, adjusted as previously described, and the maximum amount which the holder may receive will be $7.00 per VCR. The market value of Metrocall Common Stock for this purpose will be the median of the averages of the last bid price for the Metrocall Common Stock on each trading day during each 20 trading-day period within the 60 trading days prior to the Maturity Date. In addition, if the last bid price of the Metrocall Common Stock exceeds $21.10 on each day during any period of 50 consecutive calendar days after the Effective Time and before the Maturity Date, or, if the Maturity Date is extended, $25.10 on each day during any period of 50 consecutive calendar days after the Maturity Date and before the Extended Maturity Date, then the right to receive payments under the VCRs will terminate. Any amounts payable under the VCRs will be paid in cash, Metrocall Common Stock or shares of preferred stock of Metrocall having economic and other rights substantially equivalent to the rights of holders of shares of Metrocall Common Stock, as determined by Metrocall. Approximately 8.6 million shares of Metrocall Common Stock were issued in the A+ Network Merger, and additional shares may be issued if Metrocall elects to make any payments required under the VCRs in the form of shares of Metrocall Common Stock.

  Page America Group, Inc.

     On April 22, 1996, Metrocall signed a definitive acquisition agreement (the "Page America Agreement") with Page America Group, Inc. of Hackensack, New Jersey ("Page America"). Under the terms of the Page America Agreement, Metrocall would acquire substantially all of the assets of Page America in exchange for $55 million in cash and up to 1.3 million shares of Metrocall Common Stock, subject to adjustment. Based primarily on the operating results of Page America since execution of the Page America Agreement, Metrocall is seeking to renegotiate with Page America the terms of the acquisition, and has determined that it may not proceed with the acquisition if acceptable terms for the acquisition are not reached.

ISSUANCE OF PREFERRED STOCK AND WARRANTS

     On November 15, 1996, concurrent with the completion of the A+ Network Merger, Metrocall issued 159,600 units for aggregate consideration of $39.9 million. Each unit consists of one share of Series A Preferred Stock and one Warrant to purchase 18.266 shares of Metrocall Common Stock at an exercise price of $7.40 per share. Of the 159,600 units issued, 50,000 units were issued to each of SunAmerica and Hancock, and 59,600 units were issued to UBS. The terms of the Series A Preferred Stock and the Warrants are set forth under "Description of Capital Stock."

PURCHASE OF A+ NETWORK NOTES

     Pursuant to a tender offer that was completed on November 15, 1996, Metrocall purchased $122.5 million principal amount of A+ Network's 11 7/8% Senior Subordinated Notes due 2005 (the "Notes). Pursuant to consents solicited from holders of Notes prior to the A+ Network Merger, the terms of the Notes were amended to remove substantially all of the covenants thereunder. The consideration for purchase of the Notes and related consents was $124.2 million and was paid from the proceeds of borrowing under Metrocall's $350 million credit facility. Metrocall has assumed the obligations under the $2.5 million of Notes that remain outstanding. The American Stock Exchange, on which the Notes were traded, has suspended trading of the Notes and will delist and deregister them effective January 7, 1997.

                                   MANAGEMENT

     The directors and executive officers of the Company are as follows:

              NAME                   AGE                          POSITION
---------------------------------    ----    --------------------------------------------------
Richard M. Johnston..............    61      Chairman of the Board (term expires in 1999)
William L. Collins, III..........    46      President, Chief Executive Officer and Director
                                             (term expires in 1997)
Harry L. Brock, Jr...............    61      Director (term expires in 1999)
Ronald V. Aprahamian.............    50      Director (term expires in 1998)(a)(b)
Suzanne S. Brock.................    58      Director (term expires in 1997)
Francis A. Martin, III...........    53      Director (term expires in 1997)(a)(b)
Elliott H. Singer................    56      Director (term expires in 1998)
Ray D. Russenberger..............    42      Director (term expires in 1999)
Ryal R. Poppa....................    63      Director (term expires in 1998)
Steven D. Jacoby.................    39      Chief Operating Officer and Vice President
Vincent D. Kelly.................    37      Chief Financial Officer, Treasurer and Vice
                                             President

---------------

(a) Member of Audit Committee.

(b) Member of Compensation Committee.

     In addition, the holders of Series A Preferred Stock have the right to designate two directors of Metrocall (each with terms expiring in 1999). As of the date of this Prospectus, these directors have not been identified. See "Description of Capital Stock."

     Set forth below is certain biographical information regarding the directors and executive officers of the Company upon completion of the A+ Network Merger.

     Ronald V. Aprahamian has been a member of the Board of Directors of Metrocall since May 1995. Mr. Aprahamian serves as a Consulting Director for the Riggs National Bank of Washington, D.C., and serves on the board of directors of Sunrise Assisted Living, Inc. Mr. Aprahamian was Chairman and Chief Executive Officer of The Compucare Company, a healthcare computer software services firm, from January 1988 to October 1996. Mr. Aprahamian's son, Tom Aprahamian, is Vice President of Financial Operations of Metrocall and receives an annual salary of approximately $85,000.

     Harry L. Brock, Jr. founded Metrocall and has served as Chairman of the Board (through January 1996) and President (through August 1995) and a director of Metrocall since 1982, and its predecessor companies since 1965. Mr. Brock was a founding partner of Cellular One of Washington, one of the first operating cellular systems. Mr. Brock is the husband of Suzanne S. Brock.

     Richard M. Johnston has served as Chairman of the Board of Directors of Metrocall since January 1996, and has been a member of the Board of Directors since September 1994. Mr. Johnston has since 1970 been Vice President for Investments of The Hillman Company, an investment firm which is a greater than 5% beneficial owner of Metrocall's Common Stock.

     Suzanne S. Brock has been a director of Metrocall since 1982 and was Secretary (through May 1996) and Treasurer (through August 1995) of Metrocall. Ms. Brock was employed by Metrocall and its predecessor companies from 1965 through May 1996. Ms. Brock is the wife of Harry L. Brock, Jr.

     William L. Collins III has been President and Chief Executive Officer of Metrocall since January 1996 and has served as Director and Vice Chairman of the Board since September 1994. From 1988 to 1994, Mr. Collins was the Chairman of the Board, Chief Executive Officer, President and a director of FirstPAGE USA, Inc. and its predecessor companies. Mr. Collins serves as Chairman of the Board of Directors of USA Telecommunications, Inc. From 1977 to 1988, Mr. Collins was President of C&C, Inc. ("C&C"), a national communications marketing and management company.

     Francis A. Martin III has been a member of the Board of Directors of Metrocall since November 1994. Mr. Martin is a principal of U.S. Media Group and Chairman of the Board, President and Chief Executive officer of U.S. Media Holdings, Inc., having previously served as President and Chief Executive Officer of Chronicle Broadcasting Company, a publicly-held television broadcasting company.

     Ray D. Russenberger has been a director of Metrocall since November 1996. Mr. Russenberger was Vice Chairman of A+ Network from October 24, 1995 through the A+ Network Merger in November 1996, and previously served as Chairman of the Board and Chief Executive Officer of Network Paging Corporation ("Network") (which was merged with A+ Communications, Inc. in 1995 forming A+ Network, Inc.) since December 1988. From 1985 to 1990, he founded and was President of Network, a paging company he sold to Mobile Communications Corporation of America, a wholly-owned subsidiary of BellSouth Corporation in 1990.

     Elliott H. Singer has been a director of Metrocall since November 1996. Mr. Singer was Chairman of the Board of A+ Network from A+ Network's formation in 1985 through the A+ Network Merger in November 1996 and also served as Chief Executive Officer of A+ Network from 1985 to January 15, 1996. Mr. Singer was the owner and chief executive officer of A+ Network's predecessor entities, through which he had been engaged in the telemessaging service business since 1974 and in the paging business since 1983.

     Ryal R. Poppa is a private investor and has been a member of the Board of Directors of Metrocall since November 1996. Mr. Poppa served as Chairman of the Board, President and Chief Executive Officer of Storage Technology Corporation, an international company that manufactures, markets and services information storage and retrieval services for high performance computers, from January 1985 through June 1996. Mr. Poppa serves on the board of directors of Semitool, Inc. and Carrier Access, Inc.

     Steven D. Jacoby has been Chief Operating Officer and Vice President of Metrocall since September 1994. Mr. Jacoby joined Metrocall from FirstPAGE USA, Inc. where he served as Chief Operating Officer, Vice President and Secretary since 1988. Mr. Jacoby was a director of Metrocall from September 1994 through November 1996.

     Vincent D. Kelly has been the Chief Financial Officer and Vice President of Metrocall since January 1989. Mr. Kelly has also served as Treasurer since August 1995. Mr. Kelly also served dual roles as Chief Operating Officer and Chief Financial Officer from February 1993 through August 31, 1994, when Metrocall acquired FirstPAGE USA, Inc. Mr. Kelly was a director of Metrocall from 1990 through November 1996. Prior to joining Metrocall, Mr. Kelly was an accountant with Bruner, Kane & McCarthy, Ltd., certified public accountants.

     Certain stockholders of Metrocall holding approximately 40.3% of the issued and outstanding shares of Metrocall Common Stock were (prior to the A+ Network Merger) parties to a voting agreement (the "Voting Agreement") pursuant to which the stockholders agreed to vote for up to seven persons designated by various of the stockholders to serve as directors of Metrocall. The terms of the Voting Agreement expired effective as of the Effective Time of the A+ Network Merger, except that certain parties have agreed to vote in favor of the reelection of Ms. Brock when her term expires at the next Metrocall annual meeting. Messrs. Singer and Russenberger have separately agreed to vote shares of Metrocall Common Stock they hold at the next Metrocall annual meeting in favor of the reelection of Ms. Brock.

     Mr. Collins, Mr. Jacoby, and Mr. Kelly entered into new employment contracts approved by the Compensation Committee and dated May 15, 1996. The new contracts did not change the salary or benefits of any of those officers, except that Metrocall will now be responsible for certain life insurance premiums incurred by Mr. Collins. The term of employment for each of the officers was extended to December 31, 1999 from December 31, 1996 (for Mr. Collins), August 31, 1998 (for Mr. Jacoby), and June 1, 1999 (for Mr. Kelly). In addition, Mr. Collins' contract now includes a provision (similar to that in Messrs. Jacoby's and Kelly's contracts) for automatic one-year extensions on anniversaries of May 15.

     Each of Messrs. Collins', Jacoby's and Kelly's contracts provides that, if the executive's employment is terminated without cause, if the executive terminates the contract for good reason, or if the executive's employment is terminated by reason of death or disability, Metrocall will pay the executive or his estate the full base salary and benefits (in connection with termination without cause or resignation for good reason) that would otherwise have been paid to the executive during the remaining term of the agreement. Terminations without cause or resignations for good reason would also require Metrocall to pay the executive, at his election, the difference between the fair market value of stock subject to options (including those otherwise unexercisable) and the price he would have had to pay to exercise the options. If the executive voluntarily terminates employment (other than for good reason), Metrocall will pay the executive one year's base salary and benefits under the contract. The reasons for resignation for good reason under the revised contracts include the termination of any of the others for reasons other than cause, death, or disability.

     Messrs. Collins, Jacoby, and Kelly entered into separate change of control agreements approved by the Compensation Committee as of May 15, 1996 to run through December 31, 1999 (with automatic extensions). Changes of control are defined as: (i) any action required to be reported pursuant to Item 6(e) of
Schedule 14A as a "change of control" (generally a 50% change in share ownership but other changes may also qualify), (ii) any person's acquiring more than 25% of the voting power of Metrocall voting stock, unless with the prior approval of the Board, (iii) changes in Board membership such that during any two consecutive years, Board members at the beginning constitute less than a majority of the Board at the end (including as Board members at the beginning of the period any directors added during the period with approval of two-thirds of the Board), (iv) a merger or reorganization in which Metrocall does not survive or in which the outstanding shares of Metrocall are converted into other shares or securities (except through a reincorporation or setting up a holding company); (v) a more than 50% turnover of voting power in a merger, reorganization, or other similar transaction approved by stockholders, unless 75% of the Board carries over to the new entity; or (vi) any other event the Board determines constitutes a change of control. A change of control is also deemed to occur if the executive is removed at the request of a third party who has taken steps to effect a change of control or the termination was otherwise caused by a change of control. Under the change of control agreements, executives would be entitled to payment of three times the sum of their salary and most recent bonus within 30 days after termination of employment after a change of control (other than termination for death, disability, or cause), together with a payment of the option spread (as described above under terminations of employment), paid health coverage for up to 18 months, and certain other benefits. Payments would be grossed up, as necessary, to provide that the executive receives his payments net of any excise taxes and any taxes on the excise payment (but the executive would remain responsible for any income taxes on the payment).

     Messrs. Collins, Jacoby, Kelly, Brock and Johnston hold options to acquire 100,000, 100,000, 206,588, 122,510 and 52,000 shares of Metrocall Common Stock, respectively. On September 18, 1996, the Compensation Committee of the Metrocall Board of Directors changed the exercise price of all non-qualified options outstanding to all current employees of Metrocall as of that date to equal $7.9375 per share, the closing price of Metrocall Common Stock on that date. As a result, the exercise price on all of the foregoing options (other than 2,000 options held by Mr. Johnston) was reduced to $7.9375 per share. Prior to this action: Mr. Collins' options were exercisable until January 16, 2006 for a price of $19.125; Mr. Jacoby's options were exercisable until July 26, 2005 for a price of $20.25 (50,000 shares), until January 16, 2006 for a price of $19.125 (25,000 shares) and until February 7, 2006 for a price of $20.25 (25,000 shares); Mr. Kelly's options were exercisable until November 8, 2003 for a price of $19.50 (72,000 shares), until May 23, 2004 for a price of $13.00 (34,588 shares), until July 26, 2005 for a price of $20.25 (50,000 shares), until January 16, 2006 for a price of $19.125 (25,000 shares) and until February 7, 2006 for a price of $20.25 (25,000 shares); Mr. Brock's options were exercisable until November 8, 2003 for a price of $19.50 (76,000 shares), until May 23, 2004 for a price of $13.00 (36,510 shares) and until July 26, 2005 for a price of $20.25 (10,000 shares); and Mr. Johnston's options were exercisable until January 16, 2004 for a price of $19.125.

                  PRO FORMA CONDENSED COMBINED FINANCIAL DATA
                                  (UNAUDITED)

     The following unaudited pro forma condensed combined balance sheet under the heading "Pro Forma Metrocall" gives effect to the acquisition of the equity interest in A+ Network (to the extent not held at September 30, 1996) for approximately 8,556,000 shares of Metrocall Common Stock at $5.25 per share, an equal number of VCRs which have no current value, direct acquisition costs of approximately $8.2 million and the assumption of $125 million of A+ Network debt as if the acquisition had occurred on September 30, 1996. The pro forma condensed combined balance sheet under the heading "Pro Forma Combined Company" gives effect to (a) the issuance of $39.9 million liquidation value of Series A Convertible Redeemable Preferred Stock consummated prior to the acquisition of A+ Network and (b) the refinancing of A+ Network's $125 million of long-term debt for approximately $127.47 million. The unaudited pro forma condensed combined balance sheet under the heading "Pro Forma Combined Company and Page America" also gives effect to the acquisition of substantially all the assets of Page America for cash of approximately $55.0 million, approximately 792,000 shares of Metrocall Common Stock and expected direct acquisition costs of approximately $1.2 million as if the acquisition had occurred on September 30, 1996. The Page America acquisition is subject to adjustment based upon its financial performance prior to closing and the Company is in the process of renegotiating the terms on which it would acquire the assets of Page America. See "Recent Developments -- Recent and Pending Transactions." In the accompanying pro forma statements, these adjustments are estimated based upon financial performance for the nine month period ended September 30, 1996. Accordingly, the actual cash and stock consideration to be issued by Metrocall could differ.

     The unaudited pro forma condensed combined statements of operations for the nine month period ended September 30, 1996 and for the year ended December 31, 1995 give effect to (a) under the heading "Pro Forma Metrocall," the acquisitions of Parkway Paging, Inc. ("Parkway") and Satellite Paging and Message Network ("Satellite") and the A+ Network Merger and the merger of Network Paging Corporation into A+ Communications, Inc. on October 24, 1995, together with the issuance of $39.9 million of Series A Convertible Redeemable Preferred Stock and the refinancing of A+ Network's long-term debt as described above and (b) under the heading "Pro Forma Combined Company and Page America," the pending acquisition of Page America as if it had occurred on January 1, 1995.

     Each of the recent and pending acquisitions will be accounted for by the purchase method of accounting. The purchase prices have been allocated on a preliminary basis to the assets to be acquired based upon the estimated value of such assets. The final allocation of intangible assets will be based upon appraised values.

     This information should be read in conjunction with the notes included herein and the financial statements of Parkway and Satellite, incorporated herein by reference. The unaudited pro forma condensed combined financial data do not purport to represent what Metrocall's results of operations or financial position actually would have been had such transactions and events occurred on the dates specified, or to project Metrocall's results of operations or financial position for any future period or date. The pro forma adjustments are based upon available information and certain adjustments that management of Metrocall believes are reasonable. In the opinion of management of Metrocall, all adjustments have been made that are necessary to present the unaudited pro forma condensed combined data.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1996
                                 (in Thousands)

                                                                                                   PREFERRED
                                                 HISTORICAL                                          STOCK
                                            ---------------------        PRO           PRO          ISSUANCE       PRO FORMA
                                                            A+          FORMA         FORMA         AND DEBT       COMBINED
                                            METROCALL    NETWORK     ADJUSTMENTS    METROCALL    REFINANCING(F)     COMPANY
                                            ---------    --------    -----------    ---------    --------------    ---------
                                                                                ASSETS
Current assets:
  Cash, cash equivalents and short term
    investments..........................   $ 10,243     $ 19,877     $      --     $ 30,120        $     --       $ 30,120
  Accounts receivable, net...............     11,090       12,008            --       23,098              --         23,098
  Inventory..............................         --       10,961       (10,961)(A)       --              --             --
  Prepaid expenses and other current
    assets...............................      1,985        3,134            --        5,119              --          5,119
                                            --------     --------    ----------     --------     -----------       --------
    Total current assets.................     23,318       45,980       (10,961)      58,337              --         58,337
Furniture and equipment, net.............    105,449       63,212        10,961(A)   179,622              --        179,622
Intangibles, net.........................    257,533      100,939        91,131(B)   449,603              --        449,603
Equity investments.......................     24,823           --       (24,548)(B)      275              --            275
Other assets.............................      1,380           --            --        1,380              --          1,380
                                            --------     --------    ----------     --------     -----------       --------
        Total assets.....................   $412,503     $210,131     $  66,583     $689,217        $     --       $689,217
                                            ========     ========    ==========     ========     ===========       ========
                                                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term
    obligations..........................   $    276     $     --     $      --     $    276        $     --       $    276
  Accounts payable and accrued
    expenses.............................     19,234       15,924         8,184(C)    43,342         (13,400)        29,942
  Obligation under tender offer..........         --           --            --           --              --             --
  Deferred revenues and subscriber
    deposits.............................      3,008        7,163            --       10,171              --         10,171
  Other current liabilities..............     13,482           --            --       13,482              --         13,482
                                            --------     --------    ----------     --------     -----------       --------
    Total current liabilities............     36,000       23,087         8,184       67,271         (13,400)        53,871
Capital lease obligation.................      3,747           --            --        3,747              --          3,747
Long-term obligations....................    217,900      124,849            --      342,749         (22,530)       320,219
Deferred income taxes....................     21,993          818        72,643(D)    95,454              --         95,454
Minority interest........................        500           --            --          500              --            500
                                            --------     --------    ----------     --------     -----------       --------
    Total liabilities....................    280,140      148,754        80,827      509,721         (35,930)       473,791
Redeemable preferred stock...............         --           --            --           --          38,400         38,400
Total stockholders' equity...............    132,363       61,377       (14,244)(E)  179,496          (2,470)       177,026
                                            --------     --------    ----------     --------     -----------       --------
Total liabilities, redeemable preferred
  stock and stockholders' equity.........   $412,503     $210,131     $  66,583     $689,217        $     --       $689,217
                                            ========     ========    ==========     ========     ===========       ========

                                                                        COMBINED
                                                                        COMPANY
                                           HISTORICAL        PRO          AND
                                              PAGE          FORMA         PAGE
                                            AMERICA      ADJUSTMENTS    AMERICA
                                           ----------    -----------    --------
                                                 ASSETS
Current assets:
  Cash, cash equivalents and short term
    investments..........................   $     --      $ (20,000)(G)  $10,120
  Accounts receivable, net...............      1,008             --       24,106
  Inventory..............................         --             --           --
  Prepaid expenses and other current
    assets...............................        670             --        5,789
                                           ---------     ----------      -------
    Total current assets.................      1,678        (20,000)      40,015
Furniture and equipment, net.............      6,424             --      186,046
Intangibles, net.........................     32,800         24,441(B)   506,844
Equity investments.......................         --             --          275
Other assets.............................        488             --        1,868
                                           ---------     ----------      -------
        Total assets.....................   $ 41,390      $   4,441     $735,048
                                           =========     ==========     ========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term
    obligations..........................   $     --      $      --      $   276
  Accounts payable and accrued
    expenses.............................      3,853          1,179(C)    34,974
  Obligation under tender offer..........         --             --           --
  Deferred revenues and subscriber
    deposits.............................      1,840             --       12,011
  Other current liabilities..............         --             --       13,482
                                           ---------     ----------      -------
    Total current liabilities............      5,693          1,179       60,743
Capital lease obligation.................         --             --        3,747
Long-term obligations....................         --         35,000(G)   355,219
Deferred income taxes....................         --             --       95,454
Minority interest........................         --             --          500
                                           ---------     ----------      -------
    Total liabilities....................      5,693         36,179      515,663
Redeemable preferred stock...............         --             --       38,400
Total stockholders' equity...............     35,697        (31,738)(E)  180,985
                                           ---------     ----------      -------
Total liabilities, redeemable preferred
  stock and stockholders' equity.........   $ 41,390      $   4,441     $735,048
                                           =========     ==========     ========

              See accompanying notes to this unaudited statement.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      (In Thousands Except Per Share Data)

                                                       HISTORICAL
                                            ---------------------------------    PRO FORMA A+      PRO FORMA        PRO FORMA
                                            METROCALL    PARKWAY    SATELLITE     NETWORK(H)      ADJUSTMENTS       METROCALL
                                            ---------    -------    ---------    -------------    -----------       ---------
Service, rent & maintenance revenue......   $ 92,160     $7,403      $10,723       $  77,698       $      --        $187,984
Product sales............................     18,699      2,344        1,369           8,345              --          30,757
                                            --------     ------     --------     -----------      ----------        --------
        Total revenues...................    110,859      9,747       12,092          86,043              --         218,741
Net book value of products sold..........    (15,527)    (2,262)      (1,557)        (11,944)             --         (31,290)
                                            --------     ------     --------     -----------      ----------        --------
                                              95,332      7,485       10,535          74,099              --         187,451
Service, rent & maintenance expense......     27,258      2,330        3,918          16,758              --          50,264
Selling, marketing, general and
  administrative.........................     40,303      3,655        4,281          45,872            (930)(I)      93,181
Depreciation & amortization..............     31,504      1,153        1,064          25,052          17,563 (J)      76,336
Other....................................      2,050         --          404              --              --           2,454
                                            --------     ------     --------     -----------      ----------        --------
        Total operating expenses.........    101,115      7,138        9,667          87,682          16,633         222,235
                                            --------     ------     --------     -----------      ----------        --------
(Loss) income from operations............     (5,783)       347          868         (13,583)        (16,633)        (34,784)
Interest expense, net....................    (10,522)      (477)        (740)        (14,589)         (3,971)(K)     (30,299)
                                            --------     ------     --------     -----------      ----------        --------
        Net (loss) income before taxes...    (16,305)      (130)         128         (28,172)        (20,604)        (65,083)
Benefit (provision) for taxes............        595         43           --              --           3,742 (L)       4,380
                                            --------     ------     --------     -----------      ----------        --------
        Net (loss) income before
          extraordinary item.............    (15,710)       (87)         128         (28,172)        (16,862)        (60,703)
Extraordinary item.......................     (4,392)        --        5,928            (607)             --             929
                                            --------     ------     --------     -----------      ----------        --------
        Net (loss) income................    (20,102)       (87)       6,056         (28,779)        (16,862)        (59,774)
Preferred dividends......................         --         --           --              --          (5,586)(M)      (5,586)
                                            --------     ------     --------     -----------      ----------        --------
Loss attributable to common
  stockholders...........................   $(20,102)    $  (87)     $ 6,056       $ (28,779)      $ (22,448)       $(65,360)
                                            ========     ======      =======     ===========      ==========        ========
Net loss from continuing operations
  attributable to common stockholders....   $  (1.35)                                                               $  (3.04)
Extraordinary item, net of income tax
  benefit................................      (0.37)                                                                   0.04
                                            --------                                                                --------
Net loss per share attributable to common
  stockholders...........................   $  (1.72)                                                               $  (3.00)
                                            ========                                                                ========
Shares used in computing net loss per
  share..................................     11,668                                                                  21,772
                                            ========                                                                ========

                                                                          COMBINED
                                           HISTORICAL                     COMPANY
                                              PAGE        PRO FORMA       AND PAGE
                                            AMERICA      ADJUSTMENTS      AMERICA
                                           ----------    -----------      --------
Service, rent & maintenance revenue......   $ 22,387            --        $210,371
Product sales............................      2,330            --          33,087
                                           ---------     ---------        --------
        Total revenues...................     24,717            --         243,458
Net book value of products sold..........     (1,481)           --         (32,771)
                                           ---------     ---------        --------
                                              23,236            --         210,687
Service, rent & maintenance expense......      5,538            --          55,802
Selling, marketing, general and
  administrative.........................     12,359            --         105,540
Depreciation & amortization..............      6,747       $ 3,244 (J)      86,327
Other....................................         --            --           2,454
                                           ---------     ---------        --------
        Total operating expenses.........     24,644         3,244         250,123
                                           ---------     ---------        --------
(Loss) income from operations............     (1,408)       (3,244)        (39,436)
Interest expense, net....................       (137)       (3,063)(K)     (33,499)
                                           ---------     ---------        --------
        Net (loss) income before taxes...     (1,545)       (6,307)        (72,935)
Benefit (provision) for taxes............         --            --           4,380
                                           ---------     ---------        --------
        Net (loss) income before
          extraordinary item.............     (1,545)       (6,307)        (68,555)
Extraordinary item.......................         --            --             929
                                           ---------     ---------        --------
        Net (loss) income................     (1,545)       (6,307)        (67,626)
Preferred dividends......................         --            --          (5,586)
                                           ---------     ---------        --------
Loss attributable to common
  stockholders...........................   $ (1,545)      $(6,307)       $(73,212)
                                           =========     =========        ========
Net loss from continuing operations
  attributable to common stockholders....                                 $  (3.28)
Extraordinary item, net of income tax
  benefit................................                                     0.04
                                                                          --------
Net loss per share attributable to common
  stockholders...........................                                 $  (3.24)
                                                                          ========
Shares used in computing net loss per
  share..................................                                   22,564
                                                                          ========

              See accompanying notes to this unaudited statement.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                      (In Thousands Except Per Share Data)

                                                                                    PRO
                                                   HISTORICAL                      FORMA            PRO
                                     ---------------------------------------         A+            FORMA       PRO FORMA
                                     METROCALL    PARKWAY(N)    SATELLITE(N)     NETWORK(H)     ADJUSTMENTS    METROCALL
                                     ---------    ----------    ------------    ------------    -----------    ---------
Service, rent & maintenance
  revenue.........................   $ 79,453      $  5,302       $  6,564        $ 67,313       $      --     $158,632
Product sales.....................     19,155           860            801           4,554              --       25,370
                                     --------     ---------     ----------      ----------      ----------     --------
        Total revenues............     98,608         6,162          7,365          71,867              --      184,002
Net book value of products sold...    (15,546)         (934)          (805)         (6,451)             --      (23,736)
                                     --------     ---------     ----------      ----------      ----------     --------
                                       83,062         5,228          6,560          65,416              --      160,266
Service, rent & maintenance
  expense.........................     26,297         1,417          2,418          14,338              --       44,470
Selling, marketing, general and
  administrative..................     36,361         2,305          2,449          36,531            (560)(I)   77,086
Depreciation & amortization.......     40,385           586            447          20,628          12,163 (J)   74,209
Other.............................         --            --             12             396              --          408
                                     --------     ---------     ----------      ----------      ----------     --------
        Total operating
          expenses................    103,043         4,308          5,326          71,893          11,603      196,173
                                     --------     ---------     ----------      ----------      ----------     --------
(Loss) income from operations.....    (19,981)          920          1,234          (6,477)        (11,603)     (35,907)
Interest expenses, net............    (10,836)         (274)          (713)        (10,093)            267 (K)  (21,649)
Minority interest in loss of
  investments.....................     (2,422)           --             --              --           2,211 (O)     (211)
                                     --------     ---------     ----------      ----------      ----------     --------
    Net (loss) income before
      taxes.......................    (33,239)          646            521         (16,570)         (9,125)     (57,767)
Benefit (provision) for taxes.....        279          (229)            --              --           4,821 (L)    4,871
                                     --------     ---------     ----------      ----------      ----------     --------
    Net (loss) income.............    (32,960)          417            521         (16,570)         (4,304)     (52,896)
Preferred Dividends...............         --            --             --              --          (4,190)(M)   (4,190)
                                     --------     ---------     ----------      ----------      ----------     --------
Net loss attributable to common
  stockholders....................   $(32,960)     $    417       $    521        $(16,570)      $  (8,494)    $(57,086)
                                     ========     =========     ==========      ==========      ==========     ========
Net loss per share attributable to
  common stockholders.............   $  (2.23)                                                                 $  (2.44)
                                     ========                                                                  ========
Shares used in computing net loss
  per share.......................     14,806                                                                    23,363
                                     ========                                                                  ========

                                                                 COMBINED
                                                                 COMPANY
                                    HISTORICAL        PRO          AND
                                       PAGE          FORMA         PAGE
                                     AMERICA      ADJUSTMENTS    AMERICA
                                    ----------    -----------    --------
Service, rent & maintenance
  revenue.........................   $ 15,644       $    --      $174,276
Product sales.....................      1,498            --        26,868
                                    ---------     ---------      --------
        Total revenues............     17,142            --       201,144
Net book value of products sold...     (1,062)           --       (24,798)
                                    ---------     ---------      --------
                                       16,080            --       176,346
Service, rent & maintenance
  expense.........................      4,064            --        48,534
Selling, marketing, general and
  administrative..................      8,008            --        85,094
Depreciation & amortization.......      3,988         3,840 (J)    82,037
Other.............................         --                         408
                                    ---------     ---------      --------
        Total operating
          expenses................     16,060         3,840       216,073
                                    ---------     ---------      --------
(Loss) income from operations.....         20        (3,840)      (39,727)
Interest expenses, net............        121        (2,297)(K)   (23,825)
Minority interest in loss of
  investments.....................         --            --          (211)
                                    ---------     ---------      --------
    Net (loss) income before
      taxes.......................        141        (6,137)      (63,763)
Benefit (provision) for taxes.....         --            --         4,871
                                    ---------     ---------      --------
    Net (loss) income.............        141        (6,137)      (58,892)
Preferred Dividends...............         --            --        (4,190)
                                    ---------     ---------      --------
Net loss attributable to common
  stockholders....................   $    141       $(6,137)     $(63,082)
                                    =========     =========      ========
Net loss per share attributable to
  common stockholders.............                               $  (2.61)
                                                                 ========
Shares used in computing net loss
  per share.......................                                 24,154
                                                                 ========

              See accompanying notes to this unaudited statement.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS

     The pro forma condensed combined financial statements assume a per share price of $5.00 for the Company Common Stock to be issued in connection with the Page America acquisition ("Acquisition"). The purchase price ultimately will be based upon the trading price of Company Common Stock on the closing date of the acquisition. The purchase price and allocations of all acquisitions are subject to change, which may be material, based upon a variety of factors including actual share price at closing of acquisition, financial performance prior to closing of the company to be acquired, and asset appraisals.

     (A) Reflects the reclassification of pagers held for resale or future rental, from inventory to furniture and equipment to conform accounting practices to those of Metrocall.

     (B) Reflects fair values assigned to intangible assets acquired which consist of the following (in thousands):

                                                                                     PAGE
                                                                         A+        AMERICA
                                                                      ---------    --------
    FCC Licenses...................................................   $ 122,191    $ 30,338
    Subscriber Lists...............................................      54,511      26,093
    Non-Compete Agreements.........................................       1,950          --
    Goodwill.......................................................      73,461          --
    Less: Historical Investment by Metrocall.......................     (60,043)         --
    Less: Historical Intangibles...................................    (100,939)    (32,800)
                                                                      ---------    --------
                                                                      $  91,131    $ 24,441
                                                                      =========    ========

     On June 30, 1996, the Company purchased approximately 40% of the outstanding common stock of A+ Network for approximately $91.8 million plus direct acquisition costs which were reflected on the Company's balance sheet as equity investment in A+ Network of $26.8 million and goodwill of $65.0 million. During the third quarter the Company recognized a loss of $2.2 million related to its investment in A+ Network under the equity method of accounting. This loss reduced the equity investment to approximately $24.5 million as of September 30, 1996.

     (C) Reflects estimated accruals for direct acquisition costs together with estimated accruals for costs of closing acquired duplicate facilities, estimated severance for planned terminations of acquired employees and share registration rights.

     (D) The merger with A+ Network is structured as a tax free reorganization. The deferred income tax liability represents the tax effect on the difference between the amounts allocated to assets acquired and their tax basis.

     (E) Reflects the shares of Metrocall Common Stock and VCRs expected to be issued for these acquisitions, less historical equity amounts. The accompanying statements also include the expected issuance of approximately 450,000 shares of Metrocall Common Stock for pending acquisitions of A+ Network. Historical financial statements for these A+ Network acquisitions have not been included in the accompanying pro forma statements as they are not significant. The accompanying statements do not reflect the exchange of approximately 468,000 options as part of the A+ Network acquisition.

     (F) Reflects application of proceeds from $39.9 million private placement of convertible redeemable preferred stock by the Company prior to closing the A+ Network merger less related costs of $1.5 million. Of the $38.4 million in net proceeds related to this placement, $25.0 million is used to reduce long-term obligations while $13.4 million is used to reduce accounts payable and accrued expenses. Also reflects the purchase of $125.0 million of notes (the "Notes") issued by A+ Network for $127.47 million ($126.22 million offer consideration and payment for consents to modify indenture and $1.25 million of estimated accrued interest, fees and expenses related to refinancing the A+ Notes) with debt under the New Credit Facility.

     (G) Reflects cash payment of $55.0 million for Page America of which $35.0 million is assumed to be financed as long-term debt.

     (H) On October 24, 1995, A+ Network acquired Network Paging Corp. ("Network") in a merger (the "A+/Network Merger") for approximately $12.0 million in cash, common stock valued at $50.8 million and incurred related expenses of approximately $3.1 million. At the same time, A+ Communications sold $125.0 million of the A+ Notes. The acquisition was accounted for using the purchase method. The following gives effect to the acquisition by A+ Communications and the sale of the A+ Notes as if they had occurred on January 1, 1995.

                                                              HISTORICAL
                                                        -----------------------    PRO FORMA    PRO FORMA
                                                        A+NETWORK    NETWORK(1)   ADJUSTMENTS   A+ NETWORK
                                                        ----------   ----------   -----------   ----------
                                                        (IN THOUSANDS)
          Service, rent and maintenance revenue.......   $ 53,308     $ 24,390     $      --     $  77,698
          Product sales...............................      4,024        4,321            --         8,345
                                                        ---------    ---------    ----------    ----------
                  Total revenues......................     57,332       28,711            --        86,043
          Net book value of products sold.............      7,878        4,066            --        11,944
                                                        ---------    ---------    ----------    ----------
                                                           49,454       24,645            --        74,099
          Service, rent and maintenance expenses......     11,584        5,533          (359)(2)    16,758
          Selling, general and administrative.........     32,503       19,424           (38)(2)    45,872
                                                                                      (1,498)(2)
                                                                                         147 (3)
                                                                                      (4,666)(4)
          Depreciation and amortization...............     14,835        3,026         7,191 (5)    25,052
          Reorganization..............................        669           --          (669)(6)        --
                                                        ---------    ---------    ----------    ----------
                  Total operating expenses............     59,591       27,983           108        87,682
                                                        ---------    ---------    ----------    ----------
          Loss from operations........................    (10,137)      (3,338)         (108)      (13,583)
          Interest expense, net.......................     (3,708)        (760)      (10,121)(7)   (14,589)
                                                        ---------    ---------    ----------    ----------
          Loss before income taxes and
            extraordinary item........................    (13,845)      (4,098)      (10,229)      (28,172)
          Income taxes................................         --         (707)          707 (8)        --
                                                        ---------    ---------    ----------     ---------
          Loss before extraordinary item..............    (13,845)      (4,805)       (9,522)      (28,172)
          Extraordinary item..........................       (607)          --            --          (607)
                                                        ---------    ---------    ----------     ---------
          Net loss....................................   $(14,452)    $ (4,805)    $  (9,522)    $ (28,779)
                                                        =========    =========    ==========     =========

        -----------------------

        (1) Historical Network financial statements are presented for the period from January 1, 1995 through October 24, 1995.

        (2) Adjustment to eliminate specific operating and nonrecurring expenses that would not have been incurred had the A+/Network Merger occurred on January 1, 1995. Such savings are specifically identified as follows (in thousands):

                     Reduction in long distance telephone charges....................   $  267
                     Redundant paging terminals and related telephone expenses.......       92
                     Redundant yellow page advertising expense.......................       38
                     Salary costs of personnel not to be retained by A+/Network based
                       on analysis of A+/Network staffing requirements...............    1,498
                                                                                        ------
                             Total...................................................   $1,895
                                                                                        ======

       (3) Adjustment to provide for changes in compensation of certain executive officers pertaining to employment contracts entered into at the time the A+/Network Merger closed.

       (4) Adjustment to eliminate compensation costs that would not have been incurred had the A+/Network Merger occurred on January 1, 1995.

       (5) To record amortization expense related to intangibles for the period from January 1, 1995 to October 24, 1995 net of $304,000 in historical amortization expense for intangibles recorded by Network before the A+/Network Merger.

       (6) To give effect to elimination of the non-recurring reorganization expenses incurred by A+ Network as a result of the A+/Network Merger.

       (7) Reflects interest expense on the A+ Notes at 11 7/8% (plus amortization of debt issuance costs of approximately $4.6 million and discount of $907,500) net of interest expense ($5,270,000) applicable to all existing long-term debt which was repaid with the proceeds from the sale of the A+ Notes.

       (8) Adjustment to reverse the income tax provision applicable to Network, as its taxable income would be offset by A+ Network's net operating losses for income tax purposes had the A+/Network Merger occurred on January 1, 1995.

     (I) Reflects the elimination of certain executive salaries for Parkway and Satellite executives terminated upon completion of the respective acquisitions in July and August of 1996.

     (J) Reflects incremental depreciation and amortization based upon the preliminary allocation of depreciable and amortizable assets and assumed useful lives of 5 years for subscriber lists, 25 years for FCC licenses and 15 years for goodwill. The $1.9 million assigned to non-compete agreements in conjunction with the A+ Network merger will be amortized over 3 years.

     (K) Represents the estimated incremental interest at a rate of 8.00% that would have been incurred assuming all acquisitions were completed on January 1, 1995.

     Also reflects the estimated incremental savings from the refinancing of $125.0 million of A+ Notes at a rate of 11.875% for $127.47 million ($126.22 million offer consideration and payment for consents to modify indenture and $1.25 million estimated accrued interest, fees and expenses related to refinancing) with debt under the New Credit Facility at a rate of 8.00% that would have occurred assuming the refinancing was completed on January 1, 1995.

     (L) Represents the tax benefit resulting from the amortization of acquired intangibles for A+ Network and Parkway assuming an effective tax rate of 40%.

     (M) Represents dividend payment on $39.9 million private placement of Series A Convertible Redeemable Preferred Stock bearing interest at 14% per annum.

     (N) Historical statements for Parkway and Satellite in 1996 are through July 16 and August 30, respectively, which are the dates the acquisitions with the Company were completed. Subsequent to completion of the acquisitions all financial reporting data is included in historic Metrocall data.

     (O) Represents elimination of Metrocall's portion of A+ Network's net loss (40%) as accounted for under the equity method.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 33,500,000 shares of Metrocall Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (the "Metrocall Preferred Stock"), of which 810,000 shares have been designated as Series A Preferred Stock. The Board of Directors of Metrocall has approved, and shareholders of Metrocall are expected to vote in May 1997 on, an amendment to the Metrocall Certificate of Incorporation (the "Metrocall Certificate"), increasing the number of authorized shares of Metrocall Common Stock to 50,000,000 shares. Stockholders of Metrocall beneficially owning 5,727,577 shares (or approximately 23.2% of the issued and outstanding shares of Metrocall Common Stock) have agreed to vote in favor of the amendment. As of December 27, 1996, there were 24,478,295 shares of Metrocall Common Stock and 159,600 shares of Series A Preferred Stock outstanding. In addition, warrants to purchase 2,915,254 shares of Metrocall Common Stock were issued and outstanding on November 30, 1996.

COMMON STOCK

     The holders of Metrocall Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of holders of Common Stock. Holders of Metrocall Common Stock have no cumulative voting rights and, except as described below, no preemptive, subscription, redemption, sinking fund or conversion rights. Subject to preferences that may be applicable to any then outstanding Metrocall Preferred Stock, holders of Metrocall Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Metrocall, holders of the Metrocall Common Stock will be entitled to share ratably in all interests remaining after payment of liabilities and the liquidation preference of any then outstanding Metrocall Preferred Stock.

     The Metrocall Certificate authorizes its Board of Directors to issue, from time to time and without further stockholder action, one or more series of Metrocall Preferred Stock, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors has authorized the Series A Preferred Stock. Because of its broad discretion with respect to the creation and issuance of additional shares of Metrocall Preferred Stock without stockholder approval, Metrocall's Board of Directors could adversely affect the voting power of the holders of Metrocall Common Stock and, by issuing shares of Metrocall Preferred Stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of Metrocall.

     Under the Communications Act of 1934, as amended (the "Communications Act"), not more than 20% of Metrocall's capital stock may be owned of record by other than United States citizens or entities. The Metrocall Certificate authorizes its Board of Directors to redeem any of Metrocall's outstanding capital stock to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency. Such stock may be redeemed as the lesser of (i) fair market value or (ii) such holder's purchase price (if the stock was purchased within one year of such redemption). Other than redemption where necessary to protect Metrocall's regulatory licenses, there are no redemption or sinking fund provisions applicable to the Metrocall Common Stock.

     The Metrocall Certificate provides that all actions taken by Metrocall stockholders must be taken at an annual or special meeting of stockholders or by unanimous written consent. The Metrocall By-laws provide that special meetings of the stockholders may be called only by a majority of the members of the Board of Directors, the Chairman or the holders of not less than 35% of the voting stock of Metrocall. Stockholders are required to comply with certain advance notice provisions with respect to any nominations of candidates for election to Metrocall's Board of Directors or other proposals submitted for stockholder vote. The Metrocall Certificate and the Metrocall By-laws contain certain provisions requiring the affirmative vote of the holders of at least two-thirds of the Metrocall Common Stock to amend certain provisions of the Metrocall Certificate and the Metrocall By-laws.

     The Metrocall Certificate provides for the division of the members of the board of directors elected by holders of Metrocall Common Stock into three classes of directors serving staggered three-year terms. The authorized number of directors may be changed only by resolution of the Board of Directors, and directors may not be removed without cause.

     Provisions of the Metrocall Certificate and the Metrocall By-laws could operate to delay, defer or prevent a change of control in the event of certain transactions such as a tender offer, merger or sale or transfer of substantially all of Metrocall's assets. These provisions, as described below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Metrocall first to negotiate with Metrocall. Metrocall believes that the benefits of increased protection of Metrocall's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Metrocall outweigh the disadvantages of discouraging such proposals because, among other things, negotiating with respect to such proposals could result in an improvement of their terms.

     Metrocall is subject to the provisions of Section 203 of the Delaware General Corporation Law. Under Section 203, a resident domestic corporation may not engage in a business combination with an interested stockholder for a period of three years after the date such person became an interested stockholder, unless (i) prior to such date the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and officers and (y) employee stock plans, in certain instances), or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. Section 203 defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including certain mergers, consolidations, asset sales, transfers and other transactions resulting in a beneficial interest to the interested stockholder. "Interested stockholder" means a person who owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock, and the affiliates and associates of such person.

     The Metrocall Certificate authorizes its Board of Directors, when considering a tender offer, merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders, including, but not limited to, (i) a comparison of the proposed consideration to be received by the stockholders in relation to the then current market price of the capital stock, the estimated current value of Metrocall in a freely negotiated transaction and the estimated future value of Metrocall as an independent entity, and (ii) the impact of such a transaction on the subscribers, suppliers and employees of Metrocall, and its effect on the communities in which Metrocall operates.

     The Metrocall Certificate prohibits Metrocall from purchasing any shares of Metrocall's capital stock from any person, entity or group that beneficially owns five percent or more of Metrocall's capital stock at a price exceeding the average closing price for the 20 business days prior to the purchase date, unless a majority of Metrocall's disinterested stockholders approve the transaction, or as may be necessary to protect Metrocall's regulatory licenses. This restriction on purchases by Metrocall does not apply to any offer to purchase shares of a class of Metrocall's stock which is made on the same terms and conditions to all holders of that class of stock, to any purchase of stock owned by such a five-percent stockholder occurring more than two years after such stockholder's last acquisition of Metrocall's stock, to any purchase of Metrocall's stock in accordance with the terms of any stock option or employee benefit plan or to any purchase at prevailing market prices pursuant to a stock purchase program.

SERIES A PREFERRED STOCK

     On November 15, 1996, Metrocall issued 159,600 shares of Series A Preferred Stock. The following summary of the designations, rights and preferences of the Series A Preferred Stock sets forth the material terms of the Series A Preferred Stock, but is not a complete description of its terms. This summary is qualified in its entirety by reference to the Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights (the "Certificate of Designation") of the Series A Preferred Stock which is filed as an exhibit to documents incorporated herein by reference. See "Incorporation of Certain Information by Reference."

     Each share of Series A Preferred Stock has a stated value of $250 per share. Each share has a liquidation preference over shares of Metrocall Common Stock equal to the stated value plus accrued and unpaid dividends to the date of liquidation. The Series A Preferred Stock carries a dividend of 14% of the stated value per year, payable semi-annually in cash or in additional shares of Series A Preferred Stock, at Metrocall's option. Upon the occurrence of a "Triggering Event" and so long as the Triggering Event continues, the dividend rate increases to 16% per year. A "Triggering Event" is defined in the Certificate of Designation to include (i) a failure to redeem the Series A Preferred Stock as required, (ii) a failure to pay dividends on the Series A Preferred Stock on a scheduled dividend payment date, (iii) completion of a transaction that requires approval of holders of Series A Preferred Stock without obtaining such approval, (iv) the failure of the stockholders of Metrocall to approve an increase in the number of authorized shares of Metrocall Common Stock to 50,000,000 on or prior to June 1, 1997, (v) the failure to convert shares of Series A Preferred Stock into shares of Metrocall Common Stock as required pursuant to the Certificate of Designation, to issue shares of Metrocall Common Stock upon exercise of the Warrants (as defined below), or to adjust the number of shares of Metrocall Common Stock issuable upon exercise of Warrants as required by the terms of the Warrants, (vi) the failure to comply with the terms of a registration rights agreement with the initial holders of the Series A Preferred Stock relating to registration of the Series A Preferred Stock and shares of Metrocall Common Stock issuable upon exercise of the Warrants or conversion of the Series A Preferred Stock, (vii) Metrocall issuing or incurring indebtedness or equity securities senior with respect to payment of dividends or distributions on liquidation or redemption to the Series A Preferred Stock in violation of limitations set forth in the Certificate of Designation, (viii) default on the payment of indebtedness of Metrocall in an amount of $5,000,000 or more, and (ix) certain bankruptcy related events. As long as a Triggering Event described in clause (iv) is continuing, dividends must be paid in cash to the extent permitted by the terms of agreements relating to Metrocall's debt.

     Holders of Series A Preferred Stock have the right, beginning on November 15, 2001, to convert their Series A Preferred Stock (including shares issued as dividends) into shares of Metrocall Common Stock based on the market price of Metrocall Common Stock at the time of conversion (or may, at the option of holders, be converted sooner upon a change of control of Metrocall, as defined in the Certificate of Designation). The Series A Preferred Stock must be redeemed on November 15, 2008 for an amount equal to the stated value plus accrued and unpaid dividends.

     The Series A Preferred Stock may also be redeemed by Metrocall in whole or in part (subject to certain minimums) beginning November 15, 1999. Prior to then, the Series A Preferred Stock may be redeemed by Metrocall in whole in connection with a sale of the Company (as described in the Certificate of Designation) unless the holders have exercised their rights to convert to Metrocall Common Stock in connection with the transaction. The redemption price prior to November 15, 2001, is equal to the stated value of the shares of Series A Preferred Stock, plus accrued and unpaid dividends and a redemption premium. The redemption premium to be received by a holder for its shares would be calculated as the excess, if any, of the amount that would provide a specified internal rate of return on the holder's purchase price of $250 per unit for the shares of Series A Preferred Stock and Warrants it initially acquired, over (i) the stated value of shares received as dividends in respect of the shares originally issued (including dividends on such dividends) plus (ii) the excess of the then-current market price of Metrocall Common Stock over the exercise price of the shares of Metrocall Common Stock represented by the Warrants issued in conjunction with the shares originally issued. The applicable internal rates of return are 20% for redemptions on and after November 15, 2000 and before November 15, 2001; 25% for redemptions on and after November 15, 1999 and before November 15, 2000;

and 30% for redemptions before November 15, 1999, except that, for redemptions prior to November 15, 1997, the redemption premium will be calculated so that the holders receive a rate of return of 30% as though the shares were held through November 15, 1997 without including the excess of the market price of the Common Stock over the exercise price under the Warrants in calculating the redemption premium. After November 15, 2001, the Series A Preferred Stock may be redeemed for the stated value of $250 per share plus accrued and unpaid dividends, without premium. Metrocall may not exercise its redemption right between November 15, 2001, and January 15, 2002 or with respect to any shares as to which the holders have delivered a notice of conversion into Metrocall Common Stock.

     Holders of the Series A Preferred Stock have the right to elect two directors of Metrocall. One such director is to be chosen by UBS (or subsequent holders of a majority of shares initially purchased by UBS) and the other is to be chosen by SunAmerica and Hancock (or subsequent holders of a majority of shares initially purchased by SunAmerica and Hancock). If a Triggering Event has occurred and is continuing, holders of Series A Preferred Stock shall have the right to elect an additional number of directors so that such directors shall constitute no less than 40% of the members of the Board of Directors. Metrocall also is required to obtain approval of holders of not less than 75% of the issued and outstanding Series A Preferred Stock before undertaking: (i) any change in the Metrocall Certificate and By-laws that adversely affects the rights of holders of the Series A Preferred Stock, (ii) a liquidation, winding up or dissolution of Metrocall or the purchase of shares of capital stock of Metrocall from holders of over 5% of the issued and outstanding voting securities of Metrocall, (iii) any payment of dividends on or redemption of Metrocall Common Stock, or (iv) issuance of any additional shares of Series A Preferred Stock (except in payment of dividends) or any shares of capital stock having preferences on liquidation or dividends that are equal to the preferences on Series A Preferred Stock. Metrocall is also required to obtain approval of holders of not less than a majority of the issued and outstanding Series A Preferred Stock before undertaking: (i) any acquisition involving consideration having a value equal to or greater than 50% of the market capitalization of Metrocall at the time of such acquisition, or (ii) any sale of Metrocall unless Metrocall redeems the Series A Preferred Stock as described above.

     The Company has agreed to register under the Securities Act of 1933 the resale of shares that may be obtained upon conversion of Series A Preferred Stock. The obligation to register does not arise until the shares may be converted, and the Company is required to use its best efforts to maintain the effectiveness of the registration until such time as all the shares of Common Stock acquired upon conversion of the Series A Preferred Stock either have been transferred pursuant to the registration or are eligible to be sold pursuant to Rule 144 under the Securities Act of 1933 without regard to any restrictions pursuant to Rule 144(k).

WARRANTS

     In connection with the issuance of the Series A Preferred Stock, Metrocall issued on November 15, 1996, warrants (the "Warrants") to purchase Metrocall Common Stock. Each Warrant represents the right of the holder to purchase 18.266 shares of Metrocall Common Stock, representing an aggregate of 2,915,254 shares. The exercise price per share is $7.40. The Warrants contain certain provisions for adjustment in the exercise price in the event that, in a private transaction, Metrocall issues Common Stock for a price that is less than 80% of the then-current exercise price, or options, warrants, or other securities convertible into or exchangeable for Common Stock with an exercise price which is less than the then-current exercise price of the Warrants. In addition, the Warrants contain certain customary anti-dilution provisions requiring adjustment in the exercise price and the number of shares for which the warrants are exercisable in certain circumstances. The Warrants expire November 15, 2001.

     The Company has agreed to register under the Securities Act of 1933 the resale of shares that may be obtained upon exercise of the Warrants. The shares are registered pursuant to the registration statement of which this Prospectus is a part and the Company is obligated to use its best efforts to maintain the effectiveness of the registration statement until such time as all the shares of Common Stock acquired upon the exercise of the Warrants either have been transferred pursuant to the registration statement or are eligible to be sold pursuant to Rule 144 under the Securities Act of 1933 without regard to any restrictions pursuant to Rule 144(k).

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the shares offered by this Prospectus, though it will receive $7.40 per share upon exercise of the Warrants by the Selling Stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of shares of Metrocall Common Stock by the Selling Stockholders as of December 27, 1996 and the number of shares which may be offered for the account of the Selling Stockholders or their transferees or distributees from time to time. As of the date of this Prospectus, all of the shares beneficially owned by the Selling Stockholders are issuable to the Selling Stockholders upon exercise of Warrants. Each Warrant represents the right of the holder to purchase 18.266 shares of Metrocall Common Stock, representing an aggregate of 2,915,254 shares. The exercise price per share is $7.40. The Warrants contain certain provisions for adjustment in the exercise price in the event that, in a private transaction, Metrocall issues Common Stock for a price that is less than 80% of the then-current exercise price, or options, warrants, or other securities convertible into or exchangeable for Common Stock with an exercise price which is less than the then-current exercise price of the Warrants. In addition, the Warrants contain certain customary anti-dilution provisions requiring adjustment in the exercise price and the number of shares for which the warrants are exercisable in certain circumstances. The Warrants expire November 15, 2001. Because the Selling Stockholders may sell all or any part of their shares pursuant to this Prospectus, no estimate can be given as to the number of shares that will be held by the Selling Stockholders upon termination of this offering.

                                    NUMBER OF SHARES     NUMBER OF SHARES     NUMBER OF SHARES     PERCENT OWNED
                                   BENEFICIALLY OWNED    WHICH MAY BE SOLD      OWNED AFTER            AFTER
      SELLING STOCKHOLDERS         PRIOR TO OFFERING     IN THIS OFFERING       THE OFFERING      THE OFFERING(1)
--------------------------------   ------------------    -----------------    ----------------    ---------------
John Hancock Mutual Life
  Insurance Company (2).........          913,300              913,300                   0                0
SunAmerica, Inc. (3)............          913,300              913,300                   0                0
UBS Capital LLC (4).............        1,544,019            1,088,654             455,365              1.7%

---------------
(1) Assumes all Warrants have been exercised.
(2) Does not include shares of Metrocall Common Stock that Hancock will be entitled to receive upon conversion of 50,000 shares of Series A Preferred Stock held by it. The shares of Series A Preferred Stock are not currently convertible into shares of Metrocall Common Stock, but will become convertible into shares of Metrocall Common Stock on the terms set forth under "Description of Capital Stock -- Series A Preferred Stock."
(3) Does not include shares of Metrocall Common Stock that SunAmerica will be entitled to receive upon conversion of 50,000 shares of Series A Preferred Stock held by it. The shares of Series A Preferred Stock are not currently convertible into shares of Metrocall Common Stock, but will become convertible into shares of Metrocall Common Stock on the terms set forth under "Description of Capital Stock -- Series A Preferred Stock."
(4) Does not include shares of Metrocall Common Stock that UBS will be entitled to receive upon conversion of 59,600 shares of Series A Preferred Stock held by it. The shares of Series A Preferred Stock are not currently convertible into shares of Metrocall Common Stock, but will become convertible into shares of Metrocall Common Stock on the terms set forth under "Description of Capital Stock -- Series A Preferred Stock."

                              PLAN OF DISTRIBUTION

     The shares offered hereby may be sold by the Selling Stockholders or by their respective pledgees, donees, transferees or other successors in interest. Such sales may be made at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The shares may be sold by one or more of the following: (a) one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the shares held by the Selling Stockholders as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchase by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) privately negotiated transactions between the Selling Stockholders and purchasers without a broker-dealer. The Selling Stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers will receive compensation in negotiated amounts in the form of discounts, concessions, commissions or fees from the Selling Stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Such brokers or dealers or other participating brokers or dealers and the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this Prospectus.

     The Company shall use its best efforts to maintain the effectiveness of this Registration Statement until such time as all shares offered hereby either have been transferred pursuant to this Registration Statement or are eligible to be sold pursuant to Rule 144 under the Securities Act of 1933 without regard to any restrictions pursuant to Rule 144(k).

                                 LEGAL MATTERS

     The legality of issuance of the shares will be passed upon for the Company by Wilmer, Cutler & Pickering, Washington, D.C.

                                    EXPERTS

     The audited consolidated financial statements of the Company and the combined financial statements of O.R. Estman, Inc. and Dana Paging, Inc. (dba Satellite Paging and Message Network, respectively) incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited financial statements of Parkway Paging, Inc. as of December 31, 1995 and 1994 and for each of the three years ended December 31, 1995 incorporated by reference in this Prospectus have been audited by Hutton, Patterson & Company, independent auditors, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH THE OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THIS DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information..................    2
Incorporation of Certain Information by
  Reference............................    2
The Company............................    3
Risk Factors...........................    4
Recent Developments....................    8
Management.............................   10
Pro Forma Condensed Combined Financial
  Data.................................   13
Description of Capital Stock...........   20
Use of Proceeds........................   24
Selling Stockholders...................   24
Plan of Distribution...................   24
Legal Matters..........................   25
Experts................................   25

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,915,254 SHARES

                                METROCALL, INC.

                                  COMMON STOCK

                              --------------------

                                   PROSPECTUS

                              --------------------


                               December   , 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Estimated expenses (other than underwriting discounts and commissions) payable in connection with the sale of the Common Stock offered hereby are as follows:

        SEC Registration...................................................   $ 3,700
        Nasdaq Listing Fee.................................................    17,500
        Legal Fees and Expenses............................................     5,000
        Accounting Fees and Expenses.......................................     5,000
        Printing Fees and Expenses.........................................     5,000
        Miscellaneous......................................................     3,800
                                                                              -------
             Total.........................................................   $40,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporate Law ("DGCL") empowers a Delaware corporation to indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify such persons against expenses (including attorneys' fees) in actions brought by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and to the extent the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Court of Chancery or other such court shall deem proper. To the extent such person has been successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for in, or granted pursuant to, Section 145 is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

     Section 145 also provides that a corporation may maintain insurance against liabilities for which indemnification is not expressly provided by the statute.

     Section 6 of the Metrocall Amended and Restated Certificate of Incorporation provides for indemnification of the directors, officers, employees and agents of Metrocall to the full extent currently permitted by the DGCL.

     In addition, the Metrocall Amended and Restated Certificate of Incorporation, as permitted by Section 102(b) of the DGCL, limits directors' liability to Metrocall and its stockholders by eliminating liability in damages for breach of fiduciary duty. Section 5.5 of the Metrocall Amended and Restated Certificate of Incorporation provides that neither Metrocall nor its stockholders may recover damages from Metrocall directors for breach of their fiduciary duties in the performance of their duties as directors of

Metrocall. As limited by Section 102(b), this provision cannot, however, have the effect of indemnifying any director of Metrocall in the case of liability
(i) for a breach of the director's duty of loyalty, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transactions for which the director derived an improper personal benefit.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

           4.1     Specimen Certificate representing the Metrocall, Inc. Common Stock.(a)
           5.1     Opinion of Wilmer, Cutler & Pickering as to the legality of the securities being registered.
          23.1     Consent of Wilmer, Cutler & Pickering (included in Exhibit 5).
          23.2     Consent of Arthur Andersen LLP, as independent public accountants for
                   Metrocall, Inc.
          23.3     Consent of Arthur Andersen LLP, as independent public accountants for O.R.
                   Estman, Inc. and Dana Paging, Inc. dba Satellite Paging.
          23.4     Consent of Hutton, Patterson & Company, as independent public accountants for Parkway Paging, Inc.
          24       Power of Attorney (included in signature pages of this Registration
                   Statement).

---------------
(a) Incorporated by reference to Metrocall's Registration Statement on Form S-1, as amended (File No. 33-63886), filed with the Commission on July 12, 1993.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that paragraphs (c)(1)(i) and (c)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ALEXANDRIA, COMMONWEALTH OF VIRGINIA, ON DECEMBER 31, 1996.

                                          METROCALL, INC.

                                          By:        /S/ VINCENT D. KELLY
                                            ------------------------------------
                                            Name: Vincent D. Kelly
                                            Title:  Vice President and CFO

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of Metrocall, Inc., hereby severally constitute and appoint William L. Collins III and Vincent D. Kelly, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-effective amendments), and generally to do all such things in our names and in our capacities as officers and directors to enable Metrocall, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                             CAPACITY                        DATE
-----------------------------------   -----------------------------------   ------------------

    /s/ WILLIAM L. COLLINS, III       President, Chief Executive Officer    December 31, 1996
-----------------------------------                   and
      WILLIAM L. COLLINS, III            Director (Principal Executive
                                                   Officer)

       /s/ VINCENT D. KELLY             Vice President, Chief Financial     December 31, 1996
-----------------------------------                 Officer
         VINCENT D. KELLY                    (Principal Financial
                                            and Accounting Officer)

      /s/ RICHARD M. JOHNSTON                Chairman of the Board          December 31, 1996
-----------------------------------
        RICHARD M. JOHNSTON

     /s/ RONALD V. APRAHAMIAN                      Director                 December 31, 1996
-----------------------------------
       RONALD V. APRAHAMIAN

      /s/ HARRY L. BROCK, JR.                      Director                 December 20, 1996
-----------------------------------
        HARRY L. BROCK, JR.

       /s/ SUZANNE S. BROCK                        Director                 December 21, 1996
-----------------------------------
         SUZANNE S. BROCK

    /s/ FRANCIS A. MARTIN, III                     Director                 December 31, 1996
-----------------------------------
      FRANCIS A. MARTIN, III

         /s/ RYAL R. POPPA                         Director                 December 31, 1996
-----------------------------------
           RYAL R. POPPA

      /s/ RAY D. RUSSENBERGER                      Director                 December 31, 1996
-----------------------------------
        RAY D. RUSSENBERGER

       /s/ ELLIOTT H. SINGER                       Director                 December 31, 1996
-----------------------------------
         ELLIOTT H. SINGER

                                 EXHIBIT INDEX

EXHIBIT NO.                                 DESCRIPTION                                   PAGE NO.
-----------  --------------------------------------------------------------------------   --------
     4.1     Specimen Certificate representing the Metrocall, Inc. Common Stock.(a)....
     5.1     Opinion of Wilmer, Cutler & Pickering as to the legality of the securities being registered..........................................................
    23.1     Consent of Wilmer, Cutler & Pickering (included in Exhibit 5).............
    23.2     Consent of Arthur Andersen LLP, as independent public accountants for
             Metrocall, Inc............................................................
    23.3     Consent of Arthur Andersen LLP, as independent public accountants for O.R.
             Estman, Inc. and Dana Paging, Inc. dba Satellite Paging...................
    23.4     Consent of Hutton, Patterson & Company, as independent public accountants for Parkway Paging, Inc...................................................
    24       Power of Attorney (included in signature pages of this Registration
             Statement)................................................................

---------------
(a) Incorporated by reference to Metrocall's Registration Statement on Form S-1, as amended (File No. 33-63886), filed with the Commission on July 12, 1993.